                                               Filed by Mattson Technology, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                       Subject Company: Mattson Technology, Inc.
                                                  Commission File No.: 000-24838


                           ACQUISITION CONFERENCE CALL

OPERATOR:

Read Safe Harbor statement, Rule 425 statement (attached), and mention that a press release was put on the wire and that it is also available on our website along with some presentation foils. Editors can also contact Peter Brown at
(510) 492-5923 for press information.

RULE 425 STATEMENT

Mattson plans to file a Registration Statement on Form S-4 in connection with the transactions and both Mattson and CFM expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Proxy Statement/Prospectuses carefully when they are available. The Registration Statement and the Proxy Statements/Prospectuses will contain important information about Mattson, CFM, the STEAG business being combined with Mattson and CFM and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission ("SEC") at http://www.sec.gov. Copies of the registration statement and Mattson's Proxy Statement/Prospectus may be obtained free of charge from Mattson.


INTRODUCTION

Good morning, and welcome to Mattson Technology's conference call. I am Brad Mattson, CEO of Mattson Technology, and with me is our CFO, Brian McDonald. Thank you for joining us, for some of you, on very short notice. We are here today to discuss some exciting news. We've announced today that Mattson Technology has entered into a definitive agreement to acquire the Semiconductor Equipment Division of STEAG Electronic Systems. This includes their RTP, CVD, Copper, and Wet Processing Groups, but excludes their optical storage and photomask operations. Also, we have simultaneously entered into an agreement to acquire CFM Technologies as well. Due to the necessary approval requirements, it's estimated that the transactions will not be completed until early January 2001.

I'm sure this announcement creates many questions. I'd like to address them by first going over the strategy behind these acquisitions. This overview will cover the general reasons for doing this deal. Then Brian will go over the transaction details. I'll finish with a more detailed discussion on the various product groups and the effect on our corporate structure. Then we'll open it up for questions.

Now, let me start by addressing the big question....WHY?

CRITICAL MASS

First of all, SIZE MATTERS. I know I've been a vocal opponent to the "Critical Mass" argument. Mattson has been all about trying to prove that we can provide better support, even on a global basis, better R&D leading to better products, and financial stability, even though we are 40 times smaller than Applied Materials. I believe we've made progress to prove those points, and it's been reflected in our growth rates. But "SIZE DOES MATTER". The semiconductor equipment industry is consolidating, and our customers want fewer, higher quality suppliers. Recently, customers have been asking Mattson to offer more capability, and we need to respond to those requests. The semiconductor capital equipment industry is maturing and the larger companies in our arena are gaining a larger percentage of the total revenue. Sixty-nine percent of all equipment purchases made in 1999 were made with the top 10 equipment suppliers, and this consolidation trend continues.

There is a reason for this. With new fabs costing $2 billion dollars and technologies changing more frequently, chipmakers want to REDUCE THEIR RISK. It's the perception, and... often the reality of risk that is the driving force in this consolidation. Fewer and higher quality suppliers can reduce this risk. The estimated combined revenues for the three individual companies for 2000 would be approximately $460 to $500 million, or roughly 5 times greater than Mattson Technology's fiscal 1999 revenues. After the deal closes, Mattson should become one of the 15 largest equipment suppliers in the world...immediately!!
We believe this means we will have the critical mass necessary to satisfy our customers. AND, we will have the capability to meet a much broader set of their needs. This will be very exciting.

I believe everyone knows the advantages of Critical Mass, but I'll still review one more area in detail as it illustrates one of the key benefits of this merger. Sales, as we all know, is a key issue. In this deal, the new Mattson will have a leadership position in multiple product lines (more about that latter). AND, we will be able offer these products with support resources in all significant region of the world. For example, in Taiwan, one of the fastest growing regions of the world, Mattson will now have more than 100 employees. Our ability to sell and support our systems to all our key customers in this region will be greatly enhanced. In this tight labor market, we couldn't even hope to hire all these people. So critical mass brings the sales and service staffs we need to grow the business with our customers.

7 STRATEGIC POINTS - MULTI-PRODUCTS AND TRULY GLOBAL OPS

Now, to my next point. For years, Mattson Technology has had 7 strategic initiatives that we have identified as the Critical Success Factors in our industry. They have been our "unfair advantage". We feel that by simply executing these initiatives...as difficult as that is to do...At least, it's all that's necessary to become a leading company in this industry. So we focus on them. Over the years we've had success in several of these initiatives, such as providing systems with the best technology and highest productivity. But this merger is a major step forward in the process, completing two key initiatives and creating a step function improvement in a third. One initiative is to become a multi-product, multi-technology company. We define success in this area as achieving #1 or #2 market share in more than one product line or technology. A second is to become a truly global company. We define global in terms of how we act with people, practices and organization. The third is to become the Vendor of Choice at the top 20 Semiconductor manufacturers in the world. We measure that > 50% market share at that account.

MULTI-PRODUCT, MULTI-TECHNOLOGY COMPANY

Let's first look at the multi-product metric. When this transaction is completed, Mattson will be a leader in 3 major market segments. Mattson already holds the industry's No. 1 position in Strip systems. The new company will be No. 2 in RTP (Rapid Thermal Processing) so we will have achieved our multi-product objective. We also achieve our multi-technology goal as Strip is based on Plasma technology, while RTP is based purely on thermal technology.

An additional benefit is that with the joint strengths of CFM Technology and STEAG, we will also become a top 5 supplier of wet processing systems. And with reasonable success in the coming year, we have a good chance to become the #1or #2 supplier of wet processing system outside of Japan.

Achieving the No. 1 or 2 equipment supplier positions in multiple product segments is a unique accomplishment. To our knowledge, only 2 other companies in the front-end equipment space have achieved this goal, Applied and TEL. We are in very good company. We will now have a fantastic opportunity to enhance the relationships with our customers. As wafers are processed to create integrated circuits, they have to go through over 200 process steps. The new Mattson Technology will have the product offerings to provide solutions for over 80 steps or more than 40 PERCENT OF THE PROCESS STEPS. Only a small elite group of companies provide solutions for this many steps in the manufacturing process. Many of these steps are inter-related and the new Mattson technology will really have a chance to provide "Total Solutions", something only one other company claims to do. The other advantage of this broad product base is the TAM or Total Available Market. All totaled, Mattson will now address a TAM of more than $3 billion in 2000 and growing to more than $5 billion by 2002.

TRULY GLOBAL OPERATIONS

The second key initiative is to become a truly Global Company. Mattson has always had success selling overseas, but this merger makes us truly global in many ways. There will be an almost balanced number of employees between the US, Europe, and the Pacific Rim, and we will have manufacturing operations in 2 regions with plans to manufacture in the third. Our sales will continue to be balance around the world to almost exactly match the market opportunity whether it is in the Pacific Rim, Europe, or the US. Finally, our management team will be very international. Of the top 26 managers in the future combined Company, only 10 will be from the US, 8 will be from Europe, and 8 from Asia-Pacific. Our vision is to create a company that utilizes the best people from around the world, taking advantage of the diversity and strengths of each culture. It's trite to say, but we DO want to think globally and act locally in each region we serve. We believe this management team is more global than any company in the top 15 with which we will now compete.

VENDOR OF CHOICE

Finally, one of our most often used metrics at Mattson is the Vendor of Choice. Historically, the top 20 semiconductor companies buy 70-80% of all capital equipment. We must be well positioned with these top 20 accounts to succeed. You might be aware that Mattson uses a "Vendor of Choice" metric to measure the quality of these relationships. All three companies in this merger have significant relationships with these top customers. For example, Mattson had has become the vendor of choice at 10 out of the top 20 with our Aspen Strip system. The combined company will now have over 2000 systems installed around the world and have equipment working at virtually all of top 20 customers!! By combining the market penetration and success of all the product lines, we find that the combined entity will be a Vendor of Choice in at least one product line in 17 of the top 20 companies. This is an incredible opportunity. Independently, this could have taken 4-6 years if we accomplished it at all. AND, there are at least 8 of the top 20 firms where we will be the Vendor of Choice in MORE THAN ONE product line. Of course where this isn't the case, we will want to use strength in one product line to help any other product line penetrate these key accounts. We still have to analyze the situation, account by account, but there is the possibility we will have several customers that could purchase more than $50M in products from the combined company. Since Mattson's previous record order was ~ $10M, you can really see that SIZE DOES MATTER!! This Vendor of Choice improvement is a major asset of the new company.

SUMMARY

There are a lot more reasons this is a good deal, but we'll save some of that for later. To recap at this point, I want to summarize by saying that the new Mattson Technology will have significant advantages:


        - The size and critical mass necessary to meet our customers needs. We become one of the top 15 equipment companies in the world.

        - We achieve true multi-product, multi-technology capability, becoming a market leader in 2 major market segment - Dry Strip and RTP, and have a significant opportunity to gain market share in a third, Wet Processing.

        - And ...we strengthened our position at the top 20 equipment buyers. In fact, we will be vendor of choice in at least one product line in 17 out of the 20.

This IS a very good deal. Now I'll turn the call over to Brian to discuss the legal and accounting aspects of the transaction as well as some limited financial estimates. Brian?

BRIAN MCDONALD:

Thank you, Brad

Let me start by summarizing the financial facts associated with the transaction:

        - The deal should become effective in early January, 2001. All of the companies will continue to operate as independent financial operations until the final closing date.

        - The transaction will be structured as a purchase accounting transaction for both companies being acquired. The purchase details are as follows:

        - Steag - Shares to be issued are 11,850,000 - this will represent approximately 32% ownership in the new combined company.

        - CFMT technology - Shares to be issued are capped at 4,112,000 shares, which translates into an exchange ratio of approximately
                0.5223 Mattson shares for every 1 CFMT share of stock. This will represent approximately 12% ownership in the new combined company (add for executive options).

        - Existing Mattson technology shareholders will maintain approximately 56% ownership in the new combined company.

        - The purchase accounting transaction will result in a purchase price in excess of net assets acquired. This number is expected to be in the $(400)M - $(450)M dollar range based on the current market price of Mattson stock and the current value of the net assets. The allocation of the purchase price among net assets acquired, in-process R&D, goodwill and intangibles will be determined using independent appraisers. It is anticipated that the Goodwill and other intangibles will be amortized over a period of 3 to 7 years.

        - The combined effects of the transaction are expected to produce accretive results of in the first full year of combined operations before the effects of the amortization of the goodwill and other intangibles and the write-off of the in-process R&D and other merger related expenses.

Now I would like to discuss how the merger will effect our current business results. As we mentioned in the press release the combined revenues in year 2001 are expected to be around $730 million. The Wet Process Group will have a positive impact on revenues, but will initially have an adverse impact on gross margins. It is expected that the new combined gross margins will run 10% - 12% below our current model of 55%. Clearly, the Wet process margins will be an area of opportunity to leverage the synergies of the acquisition and focus our margin improvement efforts. Due to the synergies of the merger it is expected that the overall operating expenses will improve by approximately 2% from our current financial model of 35%. Research and Development expenses are projected to run at our model of 13% and SG&A expenses below model at 20%. The new effective tax rate for the combined company is expected to be around 30% for the full year before adjustments in goodwill and other one time deal expenses. As a result of the above, the expected EPS for the new combined company is expected to be accretive from the current Mattson estimates before amortized Goodwill and other intangibles and in-process R&D write-offs and other merger related expenses.

We expect to close the transaction in a strong financial position, with total cash balances of approximately $150 million and less than $20 million in total debt. Based on the current profit expectations I would expect a favorable cash flow to further enhance the Balance sheet.

With that I'd like to turn the call back over to Brad.

BRAD MATTSON:

Thanks Brian. I'd now like to discuss some of the organizational and operational aspects of the combined Company.

Although we can not begin to integrate these entities until the transaction is finalized in January 2001, we have already started to prepare the management team, organizational structures, and product roadmaps to facilitate this integration. It is our plan to move as quickly as possible to integrate, while keeping focus on our current business to ensure customer satisfaction is not lost during this transitional period. Our priorities are near term business and customer satisfaction first.

THE PRODUCT DIVISIONS & PIPELINE

Let's first discuss the organizational issues. We will be organizing the people, products and assets into 3 major Product Divisions, and a Corporate Pipeline organization. One product group is the Thermal Products Division, which includes the RTP, LPCVD and Epi products. A second is the Plasma Products Division, which includes the Strip, PECVD, and Copper product lines. The third product division is the Wet Processing Division, which includes the Full Flow system of CFM and the wet benches and Marangoni dryers from the Steag Wet Products group. Each Product Division will be headed up by a President reporting directly to me. Peter Augustin, current Chairman of STEAG RTP systems, will become President of the Thermal Products Division. David Dutton, our current COO will become President of the Plasma Products Division, and Roger Carolin, President and CEO of CFM, will become President of the Wet Processing Division.

We plan to take advantage of our critical mass and the product commonalties by having all the Products Divisions sell and support their customers through a common Pipeline organization. This group will include a corporate engineering and manufacturing group to establish common standards, and a Global Sales and Service function. The global sales and service group is organized into Regional Business Units, supporting our customers in Europe, Japan, Korea, Singapore, Taiwan, and the United States. Ludger Viefhues, currently CFO of Steag RTP, will be President & COO of Mattson Corporate, the Pipeline organization. To give you a perspective on the proposed new organization, we will look at all four of these Business Units in more detail.

THERMAL PRODUCTS

First, thermal products. By combining the Steag's lamp-based RTP systems with Mattson's susceptor-based RTP technology, we create a complete product portfolio. Steag is a highly respected company in the area of RTP with the combined technologies of AST and AG that they acquired over the years. They hold numerous patents and have tremendous expertise in RTP. It turns out that while lamp based systems are currently the technology of choice for many Thermal Processing needs, the susceptor based technology may, in fact, be better for several thermal processing steps including: low temperature applications, process steps which have long process times, and any process that includes deposition of has outgassing such as in LPCVD and reflow respectively. As the only company that can offer both technologies, we feel the combined companies can offer customers solutions to all their thermal processing requirement. We will need this competitive edge to compete with Applied Material, the leader in this sector. This is where the Aspen 3 platform can also help. It's possible that Steag's RTP business has suffered because Applied has a strong platform for their RTP business. We believe that Mattson's strength in platform technology can be used to create even more competitive RTP solutions in the near future.

The Thermal Products Group will also include the Epi Product line from Mattson and the LPCVD technology and products from Steag. The concept here is to take advantage of the technology and market synergies. The technology synergy comes from the common engineering design of all 3 product lines. All use quartz, graphite, and sophisticated temperature measurement and control systems. Exchanging technology across these products may improve the performance of each product line.

On the market side the synergy is with the common customer and competitors. Our goal is to focus on the furnace market. The furnace market is much larger than the RTP market (over $1B as opposed to ~ $300M), and has different products, technologies, and competitors. The main processes in the furnace are oxidation, anneal, and LPCVD. The new Mattson will be organized through the Thermal Products group to provide all those processes and thereby offer our customers an alternative to the furnace. This potential is really the exciting opportunity for the Thermal Products Group!!

WET PRODUCTS

Now, let's take a look at the Wet Products group. This group will include the Wet Product Group of Steag and all of CFM's operations. These groups have been involved in patent litigation issues for the last several years. This has not only distracted management, but also significantly increased expenses, and resulted in loss of customer business and loss of customer goodwill. As a part of this agreement, the patent litigation will cease, and CFM will be granting a license to Steag to sell Wet processing systems. We feel this will have a positive effect on both operations. The combined revenues of STEAG and CFM, prior to their respective patent issues (note: from 1995 though 1997) would have created a clear No 3 wet processing company. We intend to recapture that position and capitalize further on the strength of the combined operations.

Steag is viewed as having both very good engineering and a very broad product line in Wet processing. At the same time, CFM is viewed as having very good technology and a very unique system architecture that saves customers significant floorspace and therefore cost. It's felt that the combination of these resources will allow the new company to aggressively pursue increased market share. The market leaders in Wet Processing, DNS and SES, are both Japanese firms. This is where synergy with Mattson can come in. Mattson is the #1 market share leader in Japan in Strip systems. We intend to use our organization and experience in Japan to compete aggressively in the Wet Process business. Even though we will only have #4 or #5 market share at first, we feel the combination of capabilities from the 3 companies in this merger position the new Mattson to be a leader in Wet Processing.

PLASMA PRODUCTS

Now, Plasma Products. These acquisitions do not directly effect Mattson previous core business of Strip and CVD. These product lines will be combined in the new Plasma Products group. Once the merger is complete we will also add Steag's CuTek Division to this group. There is synergy in that these are all low temperature processing steps, and our Strip and CVD groups are already very involved in Copper though our Low-k deposition effort and our advanced strip technology for low-k and copper.

Although not a direct effect, there is an interesting indirect effect of this merger on our Strip group. We feel the new technology in Wet Processing will also improve the positioning for our Strip product line. We have continued to gain market share in the Strip market since 1994. Now that we are the clear market leader, it is our goal to not only provide the best Strip equipment but we need to provide the best process solutions as well. Resist strip is a type of wafer clean. In almost all fabs in the world wafer clean is done with combination of wet and dry cleaning (or strip) technologies. There are clear synergies between Dry Strip and wet processing. We plan to offer our customers optimized wafers cleaning solutions that may included wet and dry combinations - optimized equipment and recipes. There is no other company that has integrated these technologies and can offer a total wet and dry clean solution. It will be a clear benefit to our customers and strategic advantage for Mattson Technology to develop this capability.

THE PIPELINE

Now let's discuss the Corporate organization and the specifically the pipeline. First, this is a good opportunity to discuss the management of the combined companies. . I will continue to hold the post of CEO of Mattson Technology. Brian McDonald will retain his position as CFO. Dr. Jochen Melchior, chairman of Steag Electronic Systems, will become chairman of the Board of Mattson Technology, and Dr. Betz, CEO of Steag Electronic Systems, will also join Mattson's Board. A representative of CFM will also join the board.

We intend to leverage the management talent pool of all three companies. As mentioned previously, the presidents of the Product groups come from all three Companies and the President of Mattson Corporate will be Ludger Viefhous of Steag. The idea here was not to try to balance the staff but to in fact select the best executives for each job. It so happens that all these companies are currently successful and the executives very capable. We are pleased to be able to have such a large group of management talent.

Now, for the pipeline organization. The advantages of critical mass are significant to this organization. Our regional sales and service offices will all have increased staffing levels that should give our customers confidence we can support them anytime, anywhere in the world. Also, by selling all products through a common sales force, we will be able to address a large part of our customer's requirements. This is very important because our customer are trying to reduce their supplier base and are looking for suppliers with more capability to meet their needs. The new combined company hopes to address enough new business with customers that we could bid for as much as $50M or more from each new fab our customers build.

Through this pipeline organization with a corporate engineering function, we will also promote a common platform, the Aspen 3, for use by all the product division. This platform has been a key part of Mattson's continued market share gains, and we expect some benefits from applying it to other product lines as well.

In addition to engineering synergies, there are also long term advantages in terms of economies of scale in manufacturing. But, as all product groups are growing so fast, we don't expect to integrate any manufacturing operation for quite a while. There will still be a corporate manufacturing group to promote "best practices" in manufacturing with a heavy focus on Quality, on time delivery and cycle time reduction.

In summary, it is the responsibility of the pipeline organization to take advantage of economies of scale, promote best practices, and provide a world class delivery system for all the product groups to take advantage of. We are excited about the opportunity to develop this world class organization.

SUMMARY

Wrapping this up, this is a clearly a major strategic move for Mattson. We realize the integration process will be difficult, but we feel equally strong that the benefits of critical mass, leadership in multiple product lines and becoming a significant part of our customer's business far outweighs the risks. When we close this deal, we feel we will have secured the necessary resources to become a top 10-semiconductor capital equipment company. With our combined revenues we would already be in the top 15 in year 2000. We will hold top market positions in 3 major segments, and we will have additional upside potential with our developing product lines in PECVD, Epi, LPCVD, and electroplated copper.

This is obviously a major turning point for us. Today we've announced there will be a "new" Mattson Technology. One that will have the critical mass, technology, product lines and management team to capitalize on the opportunities in this current upturn We hope to better serve our customers, our employees and our investors as a result of these opportunities.

With that I'd like to open up the call for questions.

Q&A PERIOD

Once again, I want to thank everyone for calling in. I hope we've been as informative as possible in this short time. The management team and myself will be making a big effort to get around the world to talk to our employees, customers, and investors. I apologize in advance if we can't get to everyone immediately. Will realize that communication is our most important objective at this time. If you have difficulty getting your question answered please don't hesitate to contact me directly at brad.mattson@mattson.com. Thanks again for listening in.